                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                   For the fiscal year ended December 31, 2000

                                       OR

[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                    For the transition period from ___ to ___

                         Commission file number 1-14387

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                      United Rentals, Inc. Acquisition Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                              United Rentals, Inc.
                           Five Greenwich Office Park
                          Greenwich, Connecticut 06830

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                              REQUIRED INFORMATION

                      United Rentals, Inc. Acquisition Plan

                              Financial Statements
                            and Supplemental Schedule


                           December 31, 2000 and 1999



                                    Contents

Report of Independent Auditors .............................................   1

Financial Statements

Statements of Net Assets Available for Benefits ............................   2
Statements of Changes in Net Assets Available for Benefits .................   3
Notes to Financial Statements ..............................................   4

Supplemental Schedule

Schedule H, Line 4(i); Schedule of Assets (Held at End of Year) ............   9

                         Report of Independent Auditors

To Participants and Administrator of
   United Rentals, Inc. Acquisition Plan

We have audited the accompanying statements of net assets available for benefits of United Rentals, Inc. Acquisition Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the year ended December 31, 2000 and for the period from April 1, 1999 to December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000 and for the period from April 1, 1999 to December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

February 22, 2002

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                      United Rentals, Inc. Acquisition Plan

                 Statements of Net Assets Available for Benefits



                                                               December 31
                                                           2000          1999
                                                       -------------------------
Assets:
   Cash                                                $        --   $   242,611
   Investments, at fair value:
     United Rentals, Inc. Common Stock Fund                459,360       137,984
     Merrill Lynch Retirement Reserves Money Fund               --    14,129,176
     Mutual Funds                                       32,691,857    20,811,534
     Equity Index Trust Fund                               533,322            --
                                                       -------------------------
   Total investments                                    33,684,539    35,321,305

    Participant loans                                    1,809,452     1,045,954
                                                       -------------------------
Net assets available for benefits                      $35,493,991   $36,367,259
                                                       =========================


See accompanying notes.

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                      United Rentals, Inc. Acquisition Plan

           Statements of Changes in Net Assets Available for Benefits

                                                             Years ended December 31
                                                               2000           1999
                                                          ----------------------------
Additions
Investment income:

   Interest and dividend income                           $  2,128,285    $  1,270,427
   Net (depreciation) appreciation in fair value of
       investments                                          (2,117,057)      1,449,021
   Employee rollover contributions                             321,362              --
   Transfers in from various plans                           2,106,194      34,242,718
                                                          ----------------------------
 Total additions                                             2,438,784      36,962,166

 Deductions
 Benefits paid directly to participants                      3,312,052         594,907
                                                          ----------------------------

 Net (decrease) increase                                      (873,268)     36,367,259

 Net assets available for benefits, beginning of period     36,367,259              --
                                                          ----------------------------
 Net assets available for benefits, end of period         $ 35,493,991    $ 36,367,259
                                                          ============================


See accompanying notes.

                     United Rentals, Inc. Acquisition Plan

                         Notes to Financial Statements

                                December 31, 2000



1.  Plan Description

The following description of the United Rentals, Inc. Acquisition Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution, discretionary profit sharing plan which was established by United Rentals, Inc. (the "Company") on April 1, 1999. An individual who was an employee of a prior employer acquired by the Company shall become a participant of the Plan on the date that their assets from the prior employer plan are transferred to the Plan.

On August 1, 2000, the Plan's trustee was changed from Merrill Lynch Trust Company, Inc. to T. Rowe Price Trust Company.

Contributions

Participants do not contribute any portion of their salary to their accounts. A participant may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may contribute a discretionary amount, if any, to the Plan determined annually by the Board of Directors of the Company. The Company did not make any contributions to the Plan in 2000 and 1999.

Participant Accounts

Each participant account is credited with the participant's share of Company discretionary contributions, if any, assets transferred to this Plan from the participant's prior employer plan, the participant's share of the net earnings or losses on the investments of the assets of the Plan, distributions from the participant's account, and any expenses or liabilities charged to the participant's account.

Vesting

Participants in the Plan are fully vested in their accounts upon the transfer of their assets into the Plan.

                     United Rentals, Inc. Acquisition Plan

1.  Plan Description (continued)

Investment Options

All of the Plan's investment options are fully participant directed.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years for personal loans and up to a reasonable period of time as established by the Plan Administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability or retirement a participant may receive a lump-sum amount equal to the vested value of his or her account.

Administrative Expenses

All of the Plan's administrative expenses are paid by the Company, except for investment related expenses which are charged directly to the participants' accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974.

Transfers In

Transfers in from various plans represent assets transferred to this plan from the U.S. Rentals, Inc. Employer Retirement Savings Plan, Rental Tools & Equipment Co. International, Inc. 401(k) Savings and Profit Sharing Plan and other acquired companies' plans.

                     United Rentals, Inc. Acquisition Plan

2.  Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Investments

The Plan's investments are stated at fair value. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

3.  Distributions and Reconciliation to Form 5500

The investment balances include amounts allocated to accounts of participants who have terminated employment and requested distribution from the Plan but have not yet been paid as of year-end. Such amounts are included on the Form 5500 as a liability but are not included as a liability in the accompanying financial statements.

4.  Income Tax Status

The Plan has applied for but not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5.  Investments

During 2000 and 1999, the Plan's investments (including investments purchased, sold as

                     United Rentals, Inc. Acquisition Plan
well as held during the period) appreciated (depreciated) in fair value as follows:

                                                                Period from
                                              Year ended      April 1, 1999 to
                                           December 31, 2000  December 31, 1999
                                          --------------------------------------
United Rentals, Inc. Common Stock Fund      $     (19,760)   $      10,469
Merrill Lynch Basic Value Fund, Inc.               (8,461)           4,777
Federated Bond Fund                                  (675)          (1,893)
PIMCO Total Return Fund                            12,934          (10,401)
Merrill Lynch Fundamental Growth Fund             602,211          947,291
Pioneer Growth Shares                                 147           (1,125)
Dreyfus Premier Balance Fund                      (26,608)          11,834
AIM Blue Chip Fund                                 51,267          242,877
Van Kampen Emerging Growth Fund                   (23,794)          59,916
AIM Value Fund                                    (53,649)         317,480
MFS Capital OPP Fund                               29,651            6,580
Merrill Lynch S&P 500 Index Fund                    2,316           73,059
Ivy International Fund II                         (99,725)         118,614
Merrill Lynch Federal Securities Trust                758             (580)
AIM Charter Fund                                    6,429            2,082
AIM Equity Constellation Fund                      48,720           21,589
AIM Weingarten Fund                                15,314              935
Van Kampen American Value Fund                     (1,015)           7,008
Merrill Lynch Capital Fund                           (229)        (405,252)
Merrill Lynch Global Allocation Fund                1,205            1,731
Lord Abbett Development Growth Fund               (23,852)          35,306
AIM International Equity Fund                     (27,014)           6,724
AIM Global Aggressive Growth Fund                 (20,967)               -
Global Stock Fund                                 (24,666)               -
Value Fund                                          8,763                -
International Stock Fund                         (147,662)               -
New Horizons Fund                                (101,006)               -
Growth And Income Fund                             (3,245)               -
Science & Technology Fund                        (602,942)               -
Small-Cap Stock Fund                              (19,831)               -
Spectrum Income Fund                               18,473                -
Balanced Fund                                    (124,755)               -
Blue Chip Growth Fund                          (1,548,111)               -
Equity Index Trust Fund                           (46,350)               -
Dividend Growth Fund                                9,072                -
                                          --------------------------------------
                                            $  (2,117,057)   $   1,449,021
                                          ======================================

                     United Rentals, Inc. Acquisition Plan

5.  Investments (continued)

Individual investments that represent 5% or more of the fair value of the Plan's net assets available for benefits are as follows:

                                                              December 31
                                                         2000            1999
                                                    ----------------------------

Blue Chip Growth Fund                               $ 10,368,768
Prime Reserve Fund                                    14,091,863
Balanced Fund                                          3,686,791
Participant loans                                      1,809,452
Merrill Lynch Retirement Reserves Money Fund                        $ 14,129,176
Merrill Lynch Fundamental Growth Fund                                  6,360,696
Dreyfus Premier Balance Fund                                           2,234,432
AIM Value Fund                                                         3,682,049
Merrill Lynch Capital Fund                                             2,331,299

                      United Rentals, Inc. Acquisition Plan
                            EIN# 06-1493538 Plan# 002

         Schedule H, Line 4(i); Schedule of Assets (Held at End of Year)

                                December 31, 2000


                                                  Description of Investment,
                                                   Including Maturity Date,
      Identity of Issuer, Borrower, Lessor             Rate of Interest,                  Current
              or Similar Party                       Par or Maturity Value                 Value
--------------------------------------------------------------------------------------------------------
T. Rowe Price Trust Company*                  Spectrum Income Fund                    $    1,027,381
                                              Balanced Fund                                3,686,791
                                              Blue Chip Growth Fund                       10,368,768
                                              Dividend Growth Fund                           191,005
                                              Global Stock Fund                              213,930
                                              Growth and Income Fund                          77,907
                                              International Stock Fund                       979,552
                                              New Horizons Fund                              505,427
                                              Prime Reserve Fund                          14,091,863
                                              Science & Technology Fund                      948,280
                                              Small-Cap Stock Fund                           289,883
                                              Value Fund                                     311,070
                                              Equity Index Trust Fund                        533,322
                                              United Rentals, Inc. Common
                                                 Stock Fund                                  459,360
                                                                                      --------------
                                                                                          33,684,539

Participant loans*                            With varying interest rates and
                                                 maturity dates                            1,809,452
                                                                                      --------------
                                                                                      $   35,493,991
                                                                                      ==============


*Indicates party-in-interest to the Plan.

Note: The "Cost" column is not applicable because all of the Plan's investment programs are fully participant directed.

                                    EXHIBITS

23       Consent of Ernst & Young LLP

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        United Rentals, Inc. Acquisition Plan


Date:  June 27, 2002                    By: /s/ MICHAEL J. NOLAN
       -------------                        --------------------
                                        Name: Michael J. Nolan
                                        Title: Chief Financial Officer